U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2016
Commission File No.: 001-04192
MFC Bancorp Ltd.
(Translation of Registrant’s name into English)
Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F	☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
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Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes	☒ No
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NEWS RELEASE
Corporate MFC Bancorp Ltd. Rene Randall 1 (604) 683 8286 ex 2 rrandall@bmgmt.com	Investors DresnerAllenCaron Inc. Joe Allen 1 (212) 691 8087 jallen@desnerallencaron.com
MFC BANCORP LTD. REPORTS RESULTS FOR THE YEAR ENDED DECEMBER 31, 2015
NEW YORK (May 2, 2016) . . . MFC Bancorp Ltd. (NYSE: MFCB) (the “Company” or “MFC”) announces its results for the year ended December 31, 2015 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). (All references to dollar amounts are in Canadian dollars unless otherwise stated.)
In 2015, two significant challenges impacted our financial results from continuing operations. Firstly, ferro-alloy off-take contracts with inadequate pricing mechanisms, which have since been terminated, resulted in realized losses in a declining price environment. Secondly, the insolvency of one of our finance and supply chain customers in February 2016 was an adjusting subsequent event which resulted in our recording credit losses in fiscal 2015.
In addition, declining prices resulted in non-cash impairments on our iron ore and hydrocarbon properties under our discontinued operations.
We have taken actions to address these issues and will ensure that we learn from the lessons of 2015.
Change in Reporting Currency
Since 2007, we presented our financial results in United States dollars. However, as we no longer have significant assets or revenues denominated in United States dollars, combined with the fact that the majority of our stakeholders view us as a Canadian company, we have reverted our presentation currency back to the Canadian dollar. There is no impact (positive or negative) on our financial position as a result of this change. Our common shares continue to be quoted in United States dollars on the New York Stock Exchange under the symbol “MFCB”. All references to dollar amounts herein are Canadian dollars unless otherwise stated.
I. WHY ARE WE LATE IN REPORTING OUR 2015 RESULTS
In February 2016, one of our finance and supply chain customers filed for insolvency. A customer insolvency is an adjusting subsequent event under International Accounting Standard 10, Events after the Reporting Period, and, as a result, we had to determine an allowance for credit losses against our receivables due from the customer and its affiliates, the provisions under certain guarantees which we had made and the potential recoveries as at December 31, 2015. The recognition and measurement of these provisions was a complex process, involving a significant degree of judgment and a high level of estimation uncertainty. This process required management to spend an extended period of time to evaluate the fact patterns, assess the collateral and reach conclusions. It is this subsequent event and the related complex measurement issues that caused our first late filing ever.
II. CONTINUING OPERATIONS
1. Long-Term Off-Take Agreements

In 2015, we incurred losses in connection with four long-term ferro-alloy off-take agreements entered into by a subsidiary prior to its acquisition in 2014. These agreements had pricing mechanisms and fixed supply quantities that did not adequately address market volatility.

These agreements contributed a loss of  $9.9 million in 2015. We have terminated these off-take agreements and have instituted additional risk controls to mitigate our exposure to this type of market volatility going forward.

For illustrative purposes, the following table sets out price movements for various ferro-alloys between January 2015 and each of June and December 2015:

PRODUCT	June 2015	December 2015
Ferrosilicon	1.1%	(24.5)%
Ferro Manganese	3.2%	(12.5)%
Ferro Chrome	(4.2)%	(18.9)%
Silicon Metal	(1.7)%	(28.8)%
Ferro Molybdenum	(21.1)%	(42.8)%
   Source: the CRU Group.
2. Insolvency of a Trade Finance and Supply Chain Customer

After the end of fiscal 2015, in February 2016, a finance and supply chain customer filed for insolvency, which is an adjusting subsequent event for our 2015 consolidated financial statements under IFRS. As a result, in the fourth quarter of 2015, we recorded total credit losses and provisions of  $51.4 million related to this customer and its affiliates, which includes an allowance for trade receivables and provisions for potential future losses.

However, we hold various collateral, including guarantees, mortgages and other mitigation securities, to recover a significant portion of these losses. We are exercising our rights as we undertake various options to maximize our recoveries.

We currently expect that it is highly probable that we will recover at least $36.8 million of these losses in 2016. However, under applicable IFRS, our expected recoveries may only be recognized in our financial statements when there is “virtual certainty” that they will be collected. “Virtual certainty” is a very high threshold and therefore, pursuant to IFRS, we have not recorded our expected recoveries related to such credit losses in our 2015 consolidated financial statements.

This creates a timing difference between the recording of credit losses and the recognition of the associated expected recoveries. We believe that the most probable outcome of this timing difference is that in either the second or third quarter of 2016, we will recognize a gain of at least $36.8 million related to these expected recoveries which will flow through our profit and loss statement. In our view, this accounting result does not truly reflect how we view these transactions from a commercial economic or risk assessment perspective.

III. DISCONTINUED OPERATIONS
2015 was a difficult year, especially in relation to our interests in the commodity sector. During the year, we decided to discontinue the following operations:
1. Iron Ore

We are the lessor under a mining lease underlying an iron ore mine in Canada. The mine had operated since 1966, but in 2015 it was closed by the operator. When the lease is terminated, we intend to re-take the mine and exercise our contractual rights. However, these rights have been delayed due to the operator filing for relief for all of their Canadian mines under the Companies’ Creditors Arrangement Act of Canada.

While we continue to believe that the mine presents an interesting long-term opportunity, we have emphasized conservatism and prudence while we focus on our other efforts. As such, we initiated a rationalization process and have reclassified the mine and our interest in another iron ore property as discontinued operations and adjusted the carrying values to $30.0 million resulting in non-cash impairment losses of  $215.6 million (before an income tax recovery of  $46.5 million) in 2015.

2. Hydrocarbons

We have participated in the energy sector through the development, production and processing of natural gas and natural gas liquids in Alberta, Canada.

We initiated a process to rationalize all of these interests and reclassified them as discontinued operations. In 2015, we sold a 95% economic and controlling interest in our Southern Alberta hydrocarbon properties. The proceeds of this sale consisted of nominal and contingent consideration, which may provide potential upside should these markets recover.

The long-term price curves of natural gas, natural gas liquids and oil declined substantially during 2015 and, as a result, we incurred non-cash impairment losses of  $196.5 million (before a reduction of income tax assets of  $50.9 million) on our hydrocarbon assets.

Our hydrocarbon interests now include our Northern Alberta production and facilities, as well as certain undeveloped land and equipment. Our Northern Alberta assets are on our balance sheet at $50.0 million, net of decommissioning obligations, which we believe is a prudent and conservative valuation given the quality of the properties and the potential for growth and returns once hydrocarbon markets recover.

IV. FINANCIAL POSITION
As at December 31, 2015, our cash and cash equivalents decreased to $197.5 million from $344.9 million as at December 31, 2014, primarily as a result of the repayment of short-term borrowings and debt.
We have decreased our short-term bank borrowings to $60.1 million as at December 31, 2015, from $187.2 million in the prior year.
Trade receivables and other receivables were $151.2 million and $14.7 million, respectively, as at December 31, 2015, compared to $187.6 million and $26.4 million, respectively, as at December 31, 2014.
Inventories were $245.3 million as at December 31, 2015. Inventories which were contracted at fixed prices or hedged were $141.3 million as at December 31, 2015, of which $13.7 million and $127.6 million of such inventories were initially financed by suppliers and short-term bank borrowings, respectively.
The following table highlights selected figures on our financial position as of December 31, 2015 and December 31, 2014:
FINANCIAL POSITION ($ in thousands, except ratios and per share amounts)	December 31, 2015	December 31, 2014
Cash and cash equivalents	197,519	344,891
Securities, current	170	290
Trade receivables	151,229	187,558
Inventories	245,345	246,611
Total current assets	785,850	1,003,259
Total current liabilities	414,562	440,773
Short-term bank borrowings	60,103	187,171
Working capital	371,288	562,486
Current ratio(1)	1.90	2.28
Total assets	977,351	1,692,219
Total long-term debt	259,038	363,255
Total long-term debt-to-equity(1)	0.71	0.47
Total liabilities	608,151	913,286
Shareholders’ equity	367,192	777,717
Net book value per share	5.81	12.32
   Note: (1)
The current ratio is calculated as current assets divided by current liabilities and the total long-term debt-to-equity ratio is calculated as total long-term debt divided by shareholders’ equity.

Financial Highlights
Revenues for 2015 increased to $1.6 billion from $1.3 billion in 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014 and an increase in our finance and supply chain volumes.
In 2015, our net loss attributable to shareholders from continuing operations was $59.5 million, or $0.94 per share on a basic and diluted basis. This includes the above described pre-tax losses of  $61.3 million related to an insolvent customer and long-term off-takes that have been terminated.
Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA from continuing operations is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA from continuing operations as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.
The following table provides a reconciliation of Operating EBITDA to net income from continuing operations for the periods indicated.
OPERATING EBITDA (LOSS) ($ in thousands)	December 31, 2015	December 31, 2014
Net (loss) income (1)	(57,918)	4,141
Tax expense	2,501	2,173
Finance costs	20,355	13,263
Depreciation, depletion and amortization	6,450	4,957
Operating EBITDA (loss)	(28,612)	24,534
Note: (1)
Includes net (loss) income from continuing operations attributable to non-controlling interests.

Our operating EBITDA for 2015 included the following pre-tax losses, which are described above:
OFF-TAKE AND CREDIT LOSSES ($ in thousands)	December 31, 2015
Long-term off-take losses	(9,880)
Credit losses related to an insolvent customer	(51,382)
Total	(61,262)
We expect that we will recognize a gain of at least $36.8 million related to the expected recoveries from these credit losses which will flow through our profit and loss statement in either the second or third quarter of 2016.
Credit Lines and Facilities with Banks
We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day structured solutions and supply chain business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at December 31, 2015, we had credit facilities aggregating $900.8 million comprised of: (i) unsecured revolving credit facilities aggregating $429.6 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $116.2 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a specially structured non-recourse factoring arrangement with a bank for up to a credit limit of  $248.7 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) foreign exchange credit facilities of  $80.4 million with banks; and (v) secured revolving credit facilities aggregating $25.7 million.
All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
In addition, we have margin lines with availability at multiple brokers, which enable us to hedge approximately $138.4 million notional value.
V. VISION
Going forward, our vision is to become a regulated trade finance institution, offering our customers and suppliers a wider range of structured finance solutions including factoring, inventory, financing, forfaiting, marketing and other types of risk management and financing solutions.
There are significant opportunities to offer structured and trade finance and banking solutions in the markets we serve as many of our customers and suppliers do not have adequate financing alternatives and could benefit from our services. Leveraging our vertically-integrated supply chain platform, we have insights into financing requirements across the value chain and the ability to offer a full portfolio of structured and trade finance and banking products will allow us to meet the needs of our business partners.

We are making progress towards this goal:
Acquisition of MFC Merchant Bank Ltd.
In the first quarter of 2016, we completed the acquisition of BAWAG Malta Bank Ltd. (the “Bank”) and changed its name to MFC Merchant Bank Ltd. As part of our group, the Bank will not engage in retail banking and commercial banking, but instead will provide merchant banking and specialty banking services, focused on structured and trade finance, to our customers, suppliers, and group members, among others. The products that the Bank will offer include, among others:
■
structured and trade finance, including advisory services, in conjunction with export credit agencies;

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merchant banking products and services, with and without recourse factoring;

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forfaiting;

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discounting of bills of exchange and promissory notes;

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purchase financing collateralized by the product;

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inventory financing collateralized by inventory and

■
bank guarantees, letters of credit, documentary bank guarantees/stand-by letters of credit, bills of exchange, bills of lading, promissory notes and forwarders’ certificate of receipt facilities.

The Bank’s customer deposits will mainly be comprised of small and medium sized corporate clients, who may also be trade and structured finance customers, as well as our subsidiary companies and other related entities. In addition, we will integrate our existing long-standing banking relationships with the Bank to support our corporate vision.
The back office is a significant burden to a bank because it is a major driver of operating expenditures. However, in order to maintain a variable cost structure, the Bank will outsource major back office services as well as internal functions such as technology, internal audit and payment services to third parties.
Changes to our Board of Directors
In the last six months, two new directors, Friedrich Hondl and Jochen Duemler joined our board of directors to support our strategic priorities.
Mr. Hondl is an experienced European banking executive and former member of the Supervisory Board of Oesterreichische Kontrollbank AG, the Austrian Export Credit Agency. From 2013 to 2015, Mr. Hondl was the head of Erste Group Bank AG’s Large Corporates International Division, and from 2009 to 2012 he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG. He has also served as Chairman of the Supervisory Board of Intermarket Bank AG since 2014.
Mr. Duemler was the former President and Chief Executive Officer of Euler Hermes North America, where he supervised a team of more than 500 people to permanently protect and insure approximately US$150 billion, managed all credit insurance and bonding / surety lines, and oversaw all Euler Hermes operations in the region. From 2002 to 2010, he was a member of the Board of Management of Euler Hermes Kreditversicherung AG, and from 1995 to 2002 he was a Member of the Board of Management of PRISMA Kreditversicherung AG. He is a member of the German-American Chamber of Commerce (New York City), a Member of the German Executive Roundtable (Washington, D.C.), and a board member of the German American Partnership Program.
We are also announcing that Michael Smith, our Managing Director, was appointed as Chairman of our board of directors in March 2016.

VI. COMMENTS
Gerardo Cortina, President and Chief Executive Officer of the Company, commented: “We have clear goals and are making changes, but we have to do more.
In 2015, we initiated a process to reduce our inventories and receivables, but it wasn’t enough. We have now started to implement changes with the goal of drastically reduce our inventories and receivables so we can reallocate capital to more profitable business units. This is expected to be substantially complete by the end of 2016.”
Mr. Cortina concluded: “We will maintain prudent and disciplined policies and practices to provide certainty for our banking partners, our shareholders, customers and suppliers and we will continue to work diligently to execute our vision.”
Stakeholder Communication
After feedback from our stakeholders, we have decided to change the format of our quarterly communication following our financial reporting:
■
Stakeholders are encouraged to read our entire audited financial statements and management’s discussion and analysis for the year ended December 31, 2015 as set forth in our Annual Report on Form 20-F for the year ended December 31, 2015 a greater understanding of our Company’s business and operations.

■
All stakeholders who have questions regarding the information in this Annual Report on Form 20-F may call our North American toll free line: +1 (844) 331 3343 or International callers: +1 (604) 662 8873 to book a conference call with members of our senior management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders.
A copy of our Annual Report on Form 20-F has been filed with the SEC and is available for download under the Company’s profile at www.sec.gov or on the Company’s website at www.mfcbancorpltd.com. Shareholders may receive a hard copy of such report free of charge upon request.
About MFC
MFC is a finance and supply chain company, which facilitates the working capital and other requirements of our customers and suppliers. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured by third parties. We do business in multiple geographies and specialize in a wide range of industrial products such as metals, minerals, steel products, and ferro-alloys.
Disclaimer for Forward-Looking Information
This news release contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding the Company’s business plans, anticipated future gains and recoveries in relation to its insolvent customer, its strategy to reduce trade receivables and inventories, the integration of the Bank, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, ”intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things:(i) periodic fluctuations in financial results as a result of the nature of our business;

(ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) our ability to enforce our rights, and recover expected amounts, related to our insolvent customer through existing collateral, guarantees, mortgages and other mitigation securities; (vi) our ability to realize the anticipated benefits of our acquisitions; (vii) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (viii) counterparty risks related to our trading and finance activities; (ix) our ability to execute, and the timing and amounts received as a result of, our plan to rationalize certain hydrocarbon properties and iron ore interests; (x) operating hazards; and (xi) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and with the Canadian securities regulators.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MFC BANCORP LTD.
By:	/s/ Samuel Morrow
Samuel Morrow Chief Financial Officer
Date: May 2, 2016